August 3, 2005

Mail Stop 0408

By U.S. Mail and Facsimile (212) 367-9579

John C. Kleinert
President and Chief Executive Officer
Velocity Asset Management, Inc.
48 S. Franklin Turnpike, 3rd Floor
Ramsey, New Jersey 07446

Re:	Velocity Asset Management, Inc.
	Amendment No. 4 to Form SB-2, filed July 26, 2005
	File No. 333-122062

Dear Mr. Kleinert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Item 4.02 of Form 8-K, "Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim
Review" requires certain disclosures to be filed if a registrant`s board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20. Please file a Form 8-K Item 4.02 related to your restatement of your financial statements for the correction of an error, or advise us.

2. Please revise the prospectus to provide the latest financial information available. If you only have second-quarter capsule results, please provide those results with a very brief MD&A.

Distressed Real Property Program, page 22

3. In the last paragraph, please disclose the dollar amount of J.
Holder`s investment in the Melbourne property.

Management`s Discussion and Analysis or Plan of Operations - Page
25

4. We note that you include a limited discussion of your accounting for the debt conversion even though it significantly impacted your operating results and resulted in a restatement of your financial statements. Please revise to include an expanded discussion of this transaction along with a brief description of the facts underlying the restatement.

Financial Statements

General

5. In your comparative financial statements on pages F-2 through F-6, please revise to label as "restated" the columns pertaining to previously filed financial information that have been restated for correction of error under APB No. 20. Concurrently revise corresponding periodic filings containing financial statements that have been restated for the correction of error.

Form 10-KSB/A for the year ended December 31, 2004 filed July 22,
2005

Item 15 - Controls and Procedures - page 42

6. Please revise to disclose under Item 8A the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period in accordance with Item 307 of Regulation S-B, as amended by Commission`s Release No. 33-8238. Amend your Section
302
certifications pursuant to Sarbanes-Oxley Act of 2002 filed under
Exhibit 31 accordingly.

7. We note your conclusion regarding the effectiveness of your disclosure controls and procedures. Tell us how you considered the guidance in PCAOB Auditing Standard No. 2, including paragraph 140, in determining that your disclosure controls and procedures were effective as of the period end given your restatement of the 2004 financial statements.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amit Pande, Senior Accountant, at (202) 551-3423, or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Steve A. Saide, Esq.


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Velocity Asset Management, Inc.
John C. Kleinert
August 3, 2005
Page 3